STAAR Surgical Company

Code of Ethics

for Interactions with Health Care Professionals

This Code of Ethics for Interactions with Health Care Professionals is an addendum to the STAAR Surgical Company Code of Ethics and is applicable to all employees of STAAR who interact with Health Care Professionals (as defined below).

Goal and Scope of Code

STAAR Surgical Company is committed to adhere to ethical and legal standards in our relationships with Health Care Professionals. This Code governs our interactions with them.

In this Code the term “Health Care Professionals” includes all individual and entities involved in the product purchase decision, including persons licensed by state law to prescribe drugs or devices for human patients, medical students, members of a drug formulary committee, office and hospital staff, governmental agencies and group purchasing entities. All references to “STAAR,” “we,” “us” or “our” refer to STAAR. All references to “Employees,” “you,” or “your” refer to STAAR’s officers, directors, employees, agents, representatives, consultants and distributors.

Our interactions with Health Care Professionals cover a broad range of activities, including.

•	Promotional Activities. We promote the sale and use of our products directly, and indirectly through representatives and distributors, to Health Care Professionals.

•	Training and Product-Related Education. We offer instruction, education, training, service and technical support to Health Care Professionals to ensure the safe and effective use of our products.

•	Research and Education. We support bona fide medical research and continuing medical education for Health Care Professionals to increase access to new technology and enhance the delivery of safe, efficacious and cost-effective health care.

•	Advancement of Medical Technology. We collaborate with Health Care Professionals to demonstrate the effectiveness of our products, to improve the utility and applications of our products and to create new products.

Our reputation for honesty, integrity and fair dealing with our customers, others we do business with, our employees and the communities we serve is our most important asset. Accordingly, we require that you act in a manner consistent with the letter and intent of this Code and the underlying policies. While this Code addresses many of the interactions we have with Health Care Professionals, it is impossible to provide specific guidance for every situation. Matters not specifically addressed in this Code, should be addressed in light of the following principle:

STAAR insists on ethical business practices and socially responsible conduct and will not use any unlawful inducement in order to sell, recommend, or arrange for the sale or use of its products.

Any failure to adhere to this Code could subject us to severe penalties, including disqualification of STAAR as a vendor, civil fines and injunctions, and criminal prosecution, fines and imprisonment.

Each of you is expected to become familiar with these policies and to affirm your agreement to comply with these policies by signing the Compliance Certificate that appears at the end of this Code. Any questions regarding this Code or matters not covered by this Code should be referred to your immediate supervisor, the Corporate Compliance Officer or another member of the Compliance Committee.

Promotional Activities

We interact with Health Care Professionals to discuss product features, contract negotiations, and sales terms, both in the Health Care Professionals’ offices and at meetings and conferences.

•	Gifts. We may occasionally provide modest gifts to Health Care Professionals, but only if the gifts benefit patients or serve a genuine educational function. Other than gifts of medical textbooks or anatomical models used for educational purposes, no gift should have a fair market value of more than $100. Under no circumstances may gifts may be given in the form of cash or cash equivalents.

•	Hospitality. We may pay for occasional hospitality only in the form of modest meals and receptions for Health Care Professionals that are conducive to the exchange of information. It is not appropriate to pay for meals of guests of Health Care Professionals or any other person who does not have a bona fide professional interest in the information being shared at the meeting.

•	Promotional Items. We may occasionally give Health Care Professionals branded promotional items of minimal value related to the Health Care Professional’s work or for the benefit of patients.

•	Samples. We may provide appropriate sample products and opportunities for product evaluation.

The total value of gifts, promotional materials or any other items or activities that we provide to a Health Care Professional will not exceed $5,000.00 per calendar year. This total applies to STAAR as a company, not to an individual salesperson. This total does not include samples given to physicians and other Health Care Professionals intended for free distribution to patients, and financial support for continuing medical education forums and for health educational scholarships if such support is provided in a manner which conforms to this Code. Payments made for legitimate professional services provided by a Health Care Professional, including but not limited to, consulting, are also excluded from the above annual limitation; provided that payments do not exceed the fair market value of the services rendered and otherwise are provided in a manner which conforms to this Code.

Product Training and Education

We conduct and sponsor programs focused on education and training in the safe and effective use of our products.

•	Location. Programs should be conducted in clinical, educational, conference, or other settings, including hotel or other commercially available meeting facilities, conducive to the effective transmission of knowledge. Programs requiring “hands on” training in medical procedures should be held at training facilities, medical institutions, laboratories, or other appropriate facilities.

•	Training Staff. The training staff should have the proper qualifications and expertise to conduct such training.

•	Hospitality. We may provide Health Care Professional attendees with hospitality only in the form of meals and receptions in connection with these programs. Any such meals and receptions should be modest in value and subordinate in time and focus to the educational or training purpose of the meeting.

•	Travel and Lodging. We may pay for reasonable travel and modest lodging costs incurred by attending Health Care Professionals.

•	Guests. It is not appropriate for us to pay for the meals, hospitality, travel, or other expenses for guests of Health Care Professionals or for any other person who does not have a bona fide professional interest in the information being shared at the meeting.

Third-Party Educational Conferences

We support independent, educational or scientific conferences to promote scientific knowledge, medical advancement and the delivery of effective health care. These typically include conferences sponsored by national, regional, or specialty medical associations; conferences sponsored by accredited continuing medical education providers; and grand rounds.

•	Educational Grants. We may provide educational grants when: (1) the gathering is primarily dedicated to promoting objective scientific and educational activities and discourse; and (2) the training institution or the conference sponsor selects the attending Health Care Professionals who are in training. Such grants should be paid only to organizations with a genuine educational purpose or function, and may be used only to reimburse the legitimate expenses for bona fide educational activities. Such grants also should be consistent with relevant guidelines established by professional societies or organizations. The conference sponsor should be responsible for and control the selection of program content, faculty, educational methods, and materials. We may provide grants either directly to the conference sponsor to reduce conference costs, or to a training institution or the conference sponsor to allow attendance by medical students, residents, fellows, and others who are Health Care Professionals in training.

•	Meals and Hospitality. We may provide funding to the conference sponsor to support the conference’s meals and hospitality. Also, we may provide meals and receptions for all Health Care Professional attendees, but only if it is provided in a manner that is also consistent with the sponsor’s guidelines. Any meals, receptions, and hospitality should be modest in value and should be subordinate in time and focus to the purpose of the conference.

•	Faculty Expenses. We may make grants to conference sponsors for reasonable honoraria, travel, lodging, and meals for Health Care Professionals who are bona fide conference faculty members.

•	Advertisements and Demonstration. We may purchase advertisements and lease booth space our displays at conferences.

Arrangements with Consultants, Clinical Investigators

We may engage Health Care Professionals to serve as consultants (including as clinical investigators) to provide valuable bona fide consulting services, including research, participation on advisory boards, presentations at our training meetings, and product collaboration. It is appropriate to pay Health Care Professionals reasonable compensation for performing these services.

All consulting arrangements with health care professionals will be governed by a written agreement. The Corporate Compliance Officer will prepare form of Consulting Agreement for Health Care Professionals and Consulting Agreement Guidelines providing requirements for entering into and documenting consulting arrangements. Any variance from the Guidelines or Form of Agreement must be approved in advance by the Compliance Committee before STAAR.

Any consulting arrangement with a Health Care Professional must satisfy the following requirements:

•	Need and Qualification. Consulting agreements may be entered into only where a legitimate need and purpose for the services is identified in advance. Selection of consultants should be on the basis of the consultant’s qualifications and expertise to address the identified purpose, and may not be on the basis of the past or potential volume or value of business generated by the consultant.

•	Written Agreement and Protocol. All consulting arrangements must be written, signed by the parties and specify all services to be provided. Where research services are provided, the agreement must contain a statement of work or research protocol.

•	Compensation. Compensation paid to consultants must be consistent with the fair market value for the services provided.

•	Meetings. The venue and circumstances for meetings with consultants should be appropriate to the subject matter of the consultation. These meetings should be conducted in clinical, educational, conference, or other setting, including hotel or other commercially available meeting facilities, conducive to the effective exchange of information.

•	Hospitality. Hospitality that occurs in conjunction with a consultant meeting should be modest in value and should be subordinate in time and focus to the primary purpose of the meeting.

•	Travel and Lodging. We may pay for reasonable and actual expenses incurred by consultants in carrying out the subject of the consulting arrangement, including reasonable and actual travel, modest meals and lodging costs incurred by consultants attending meetings with, or on our behalf.

•	FDA and other Regulatory Restrictions for Clinical Investigators. Our relationships with clinical investigators in trials to be submitted to the FDA or other regulatory agencies are governed by conflict of interest, disclosure and other rules. Nothing in this Code is intended to supersede or modify our strict compliance with such regulations.

Provision of Reimbursement and Other Economic Information

We may support Health Care Professionals’ accurate and responsible billing to Medicare and other payors by providing accurate reimbursement information to Health Care Professionals regarding our products, including identifying appropriate coverage, coding, or billing of products, or of procedures using those products. However, this is only acceptable if: (a) the information provided is accurate: (b) the information is of a general nature; and (c) the reimbursement information is of insubstantial fair market value.

Grants and Other Charitable Donations

We may make donations for a charitable purpose, such as supporting genuine independent medical research for the advancement of medical science or education, indigent care, patient education, public education, or the sponsorship of events where proceeds are intended for charitable purposes. We may not make such donations for the purpose of unlawfully inducing Health Care Professionals to purchase, recommend, use, or arrange for the purchase or use of our products.

•	Recipients. Donations should be made only to charitable organizations having 501(c)(3) tax exempt status or, in rare instances, to individuals engaged in genuine charitable missions for the support of that mission.

•	Advancement of Medical Education. We may make grants to support the genuine medical education of medical students, residents, and fellows participating in fellowship programs, which are charitable or have an academic affiliation or, where consistent with the preamble to this section, other medical personnel.

•	Support of Research with Scientific Merit. We may make research grants to support genuine medical research. The purpose of the grant must be clearly documented.

•	Public Education. We may make grants for the purpose of supporting education of patients or the public about important health care topics.

•	Authorization. Any request for charitable donations will be made to the Corporate Compliance Officer. All such requests will be evaluated, and subject to approval, by the Compliance Committee.

International Interactions with Health Care Professionals

We recognize that customs, practices, laws and regulations vary throughout the world. However, it is our intent that this Code be equally applicable inside and outside the United States. Interactions that may be customary and not illegal in a particular country may still be unlawful under U.S. law and subject STAAR and the persons involved to criminal liability. Any questions regarding the applicability of this Code, or exceptions to this Code, for international operations should be addressed to STAAR’s Corporate Compliance Officer.